Exhibit 97.1

CYTOMED THERAPEUTICS LIMITED

CLAWBACK POLICY

OVERVIEW

In accordance with the applicable rules (the “Nasdaq Rules”) of The Nasdaq Stock Market (“Nasdaq”), Section 10D and Rule 10D-1 (“Rule 10D-1”) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Board of Directors (the “Board”) of CytoMed Therapeutics Limited (the “Company”) has adopted this Policy (the “Policy”) to provide for the recovery of Erroneously Awarded Incentive-based Compensation (as defined herein) from Executive Officers (as defined herein).

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

Recovery Process

In the event of an Accounting Restatement (as defined herein), the Company will reasonably promptly recover the Erroneously Awarded Compensation Received in accordance with Nasdaq Rules and Rule 10D-1 as follows:

1.	After an Accounting Restatement, the Compensation Committee (if composed entirely of independent directors, or in the absence of such a committee, a majority of independent directors serving on the Board) (the “Committee”) shall determine the amount of any Erroneously Awarded Compensation Received by each Executive Officer and shall promptly notify each Executive Officer with a written notice containing the amount of any Erroneously Awarded Compensation and a demand for repayment or return of such compensation, as applicable.

(a)	For Incentive-based Compensation based on (or derived from) the Company’s share price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement:

i.	The amount to be repaid or returned shall be determined by the Committee based on a reasonable estimate of the effect of the Accounting Restatement on the Company’s share price or total shareholder return upon which the Incentive-based Compensation was Received; and

ii.	The Company shall maintain documentation of the determination of such reasonable estimate and provide the relevant documentation as required to Nasdaq.

2.	The Committee shall have discretion to determine the appropriate means of recovering Erroneously Awarded Compensation based on the particular facts and circumstances.[1] Notwithstanding the foregoing, except as set forth in “ Limited Exception” below, in no event may the Company accept an amount that is less than the amount of Erroneously Awarded Compensation in satisfaction of an Executive Officer’s obligations hereunder.

[1]	The Company must pursue the recovery of the compensation subject to this Policy “reasonably promptly,” but Rule 10D-1 does not provide a definition of “reasonably promptly.” However, the SEC expects that companies and their officers and directors, in the exercise of their fiduciary duty to safeguard the assets of the Company (including the time value of any potentially recoverable compensation), will pursue the most appropriate balance of cost and speed in determining the appropriate means to seek recovery. In addition, Rule 10D-1 does not prevent a company from securing recovery through means that are appropriate based on the particular facts and circumstances of each Executive Officer that owes a recoverable amount. For example, a company may be acting reasonably promptly in establishing a deferred payment plan that allows the Executive Officer to repay owed erroneous compensation as soon as possible without unreasonable economic hardship to the Executive Officer, depending on the particular facts and circumstances.

3.	To the extent that the Executive Officer has already reimbursed the Company for any Erroneously Awarded Compensation Received under any duplicative recovery obligations established by the Company or applicable law, it shall be appropriate for any such reimbursed amount to be credited to the amount of Erroneously Awarded Compensation that is subject to recovery under this Policy.

4.	To the extent that an Executive Officer fails to repay all Erroneously Awarded Compensation to the Company when due, the Company shall take all actions reasonable and appropriate to recover such Erroneously Awarded Compensation from the applicable Executive Officer. The applicable Executive Officer shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such Erroneously Awarded Compensation in accordance with the immediately preceding sentence.

Limited Exception

Notwithstanding anything herein to the contrary, the Company shall not be required to take the actions as set forth in “Recovery Process” above if the Committee determines that recovery would be impracticable and any of the following two conditions are met:

1.	The Committee has determined that the direct expenses paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before making this determination, the Company must make a reasonable attempt to recover the Erroneously Awarded Compensation, documented such attempt(s) and provided such documentation to Nasdaq;

2.	Recovery would violate home country law where that law was adopted prior to November 28, 2022, provided that, before determining that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law, the Company has obtained an opinion of home country counsel, acceptable to Nasdaq, that recovery would result in such a violation and a copy of the opinion is provided to Nasdaq; or

DISCLOSURE REQUIREMENTS

The Company shall file all disclosures with respect to this Policy required by applicable U.S. Securities and Exchange Commission (“SEC”) filings and rules.

PROHIBITION OF INDEMNIFICATION

The Company shall not be permitted to insure or indemnify any Executive Officer against (i) the loss of any Erroneously Awarded Compensation that is repaid, returned or recovered pursuant to the terms of this Policy, or (ii) any claims relating to the Company’s enforcement of its rights under this Policy. Further, the Company shall not enter into any agreement that exempts any Incentive-based Compensation that is granted, paid or awarded to an Executive Officer from the application of this Policy or that waives the Company’s right to recovery of any Erroneously Awarded Compensation, and this Policy shall supersede any such agreement (whether entered into before, on or after the Effective Date of this Policy).

ADMINISTRATION AND INTERPRETATION

This Policy shall be administered by the Committee, and any determinations made by the Committee shall be final and binding on all affected individuals.

The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy and for the Company’s compliance with Nasdaq Rules, Section 10D, Rule 10D-1 and any other applicable law, regulation, rule or interpretation of the SEC or Nasdaq promulgated or issued in connection therewith.

AMENDMENT; TERMINATION

The Committee may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary. Notwithstanding anything in this paragraph to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate any federal securities laws, SEC rule or Nasdaq rule.

OTHER RECOVERY RIGHTS

This Policy shall be binding and enforceable against all Executive Officers and, to the extent required by applicable law or guidance from the SEC or Nasdaq, their beneficiaries, heirs, executors, administrators or other legal representatives. The Committee intends that this Policy will be applied to the fullest extent required by applicable law. Any employment agreement, equity award agreement, compensatory plan or any other agreement or arrangement with an Executive Officer shall be deemed to include, as a condition to the grant of any benefit thereunder, an agreement by the Executive Officer to abide by the terms of this Policy.2 Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company under applicable law, regulation or rule or pursuant to the terms of any policy of the Company or any provision in any employment agreement, equity award agreement, compensatory plan, agreement or other arrangement.

DEFINITIONS

For purposes of this Policy, the following capitalized terms shall have the meanings set forth below.

“Accounting Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (a “Big R” restatement), or to correct errors that are not material to previously issued financial statements but would result in a material misstatement if (a) the errors were left uncorrected in the current report or (b) the error correction was recognized in the current period (a “little r” restatement).3

“Clawback Eligible Incentive Compensation” means all Incentive-based Compensation Received by an Executive Officer (i) on or after the effective date of the applicable Nasdaq Rules,4 (ii) after beginning service as an Executive Officer, (iii) who served as an Executive Officer at any time during the applicable performance period relating to any Incentive-based Compensation (whether or not such Executive Officer is serving at the time the Erroneously Awarded Compensation is required to be repaid to the Company), (iv) while the Company has a class of securities listed on a national securities exchange or a national securities association, and (v) during the applicable Clawback Period (as defined herein).

“Clawback Period” means, with respect to any Accounting Restatement, the three completed fiscal years of the Company immediately preceding the Restatement Date (as defined herein), and if the Company changes its fiscal year, any transition period of less than nine months within or immediately following those three completed fiscal years.5

[2]	It is already common for compensatory agreements and plans to include language providing that certain compensation may be subject to clawback policies adopted by a company from time to time. The Company should review its compensatory agreements and plans to confirm the existing language on this point in place and any appropriate adjustments in the future.

[3]	Note that an out-of-period of adjustment (i.e., when the error is immaterial to the previously issued financial statements and the correction of the error is also immaterial to the current period) does not trigger a compensation recovery under this Policy because it is not an “accounting restatement.”

[4]	The Nasdaq Rules have been approved by the SEC with an effective date of October 2, 2023, which means that all incentive-based compensation received on or after that date is subject to clawback.

[5]	A transition period comprising a period of nine to 12 months would be deemed a completed fiscal year.

“Erroneously Awarded Compensation” means, with respect to each Executive Officer in connection with an Accounting Restatement, the amount of Clawback Eligible Incentive Compensation that exceeds the amount of Incentive-based Compensation that otherwise would have been Received had it been determined based on the restated amounts, computed without regard to any taxes paid.6

“Executive Officer” means each individual who is currently or was previously designated as an “officer” of the Company as defined in Rule 16a-1(f) under the Exchange Act. For the avoidance of doubt, the identification of an Executive Officer for purposes of this Policy shall include each executive officer who is or was identified pursuant to Item 401(b) of Regulation S-K under the Exchange Act or Item 6.A of Form 20-F, as applicable, as well as the principal financial officer and principal accounting officer (or, if there is no principal accounting officer, the controller).

“Financial Reporting Measures” means measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and all other measures that are derived wholly or in part from such measures. Share price and total shareholder return (and any measures that are derived wholly or in part from share price or total shareholder return) shall, for purposes of this Policy, be considered Financial Reporting Measures. For the avoidance of doubt, a Financial Reporting Measure need not be presented in the Company’s financial statements or included in a periodic or other filing with the SEC.

“Incentive-based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

“Received” means, with respect to any Incentive-based Compensation, actual or deemed receipt, and Incentive-based Compensation shall be deemed received in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-based Compensation award is attained, even if the payment or grant of the Incentive-based Compensation to the Executive Officer occurs after the end of that period.

“Restatement Date” means the earlier to occur of (i) the date the Board, a committee of the Board or the officers of the Company authorized to take such action if Board action is not required, conclude(s), or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.

Effective as of November 16, 20237.

[6]	For an example of the calculation, see Footnotes 235 and 237 of SEC Release No. 33- 11126 (https://www.sec.gov/rules/final/2022/33-11126.pdf). For further guidance on the calculation, see text accompanying Footnotes 243 and 244 of SEC Release No. 33-11126 regarding cash awards, pool plans and equity awards.

[7]	The Policy must be in place by December 1, 2023. Also, the related clawback disclosures must be included in annual reports/proxy statements filed on or after October 2, 2023.

Exhibit A

ATTESTATION AND ACKNOWLEDGEMENT OF CLAWBACK POLICY

By my signature below, I acknowledge and agree that:

●	I have received and read the attached Clawback Policy (the “Policy”).

●	I hereby agree to abide by all of the terms of this Policy both during and after my employment with CytoMed Therapeutics Limited (the “Company”), including, without limitation, by promptly repaying or returning any Erroneously Awarded Compensation (as defined in the Policy) to the Company as determined in accordance with the Policy.

Signature:

Printed Name:

Date: